SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  March, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Dividend Statement" dated on March 25, 2009.

March 25, 2009 (01 page)
For more information, contact:
Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – March 25, 2009) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders that the General Shareholders’ Meeting held on March 25, 2009, deliberated dividends in the total amount of R$ 395,110,343.71 (three hundred and ninety five million, one hundred and ten thousand, three hundred forty three reais and seventy one cents), based on the balance of accrued profit recorded in the annual balance sheet of December 31, 2008.

The dividends will be paid to common and preferred shareholders registered on Telesp’s book records by the end of the day on March 25, 2009. As of this date, share will be considered as “ex-dividends”.

The corresponding credit will be presented at the Company’s accounting records on March 25, 2009, individualized to each shareholder, based on their position in Telesp’s book records by the end of the day on March 25, 2009, and according the General Shareholders’ Meeting’s decision, the correspondent credit will be made until the end of 2009, in a date to be published opportunely by the Company’s Board.

- Interest on Own Capital was approved by the Board of Directors at the Meeting held on December 09, 2008.

The interest on own capital, approved by the Board of Directors at the meeting held on December 09, 2008, in the amount of R$ 416,000,000.00 (four hundred sixteen million reais), and after withholding the income tax of 15%, resulting in the net amount of R$ 353,600,000.00 (three hundred fifty three million, six hundred thousand reais), were homologated in the General Shareholders’ Meeting, and the correspondent credit will be made until the end of 2009, in a date to be published opportunely by the Company’s Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 25, 2009	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director